

November 16, 2010

Via U.S. Mail and Facsimile

Martin S. Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

>   **Re: mPhase Technologies, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 3, 2010**
>   **File No. 000-30202**

Dear Mr. Smiley:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Reasons for and Effects of the Proposal, page 12

1.   Regarding your response to the third bullet point of prior comment 3, please file all agreements related to the notes with the appropriate Exchange Act report.

Arrangement #7, page 18

2.   Please reconcile your disclosure here about the future arrangement for $250,000 with exhibit 99.1 in your Form 8-K dated October 22, 2010 which indicates that you have already received the notes for that amount.

Private Placements, page 19

3. For each unregistered transactions during your fiscal year ended June 30, 2010, please tell us in which Exchange Act report that required disclosure under Regulation S-K Item 701 you provided all of the disclosure required by Item 701 in the location required by that report.

Reparation Shares, page 19

4. Please tell us why your disclosure in response to prior comment 6 indicates that 24,585,741 shares were issued for reparations since June 30, 2008 while the sum of the totals in the tables on page 21 and 22 and the number of shares indicated in the last paragraph on page 22 does not equal 24,585,741.

5. We reissue prior comment 7 as it applies to the 16,522,000 reparation shares issued during the fiscal year ended June 30, 2009 because you do not disclose the specific dates that you issued those reparation shares.

6. Regarding your revisions in response to prior comment 8, please disclose the amount of the loan obligation to Mr. Durando that was cancelled in exchange for the shares of the company held by Janifast.

7. We note your response to prior comment 9; however, it is unclear why you believe merely including a number in a table adequately explains a related-person transaction as required by Regulation S-K Item 404. Please expand the information in the last paragraph on page 20 of this proxy statement to provide more complete information regarding the reparation shares paid to related persons, including information similar to the information provided in the table on page 21.

8. We note your response to prior comment 10. Please file the documents representing Arrangements #3 and #4 with the appropriate Exchange Act report.

Security Ownership…, page 24

9. Please clarify your disclosure in response to prior comment 11 to indicate whether the persons you mention also have dispositive power over the shares.

10. Regarding your response to prior comment 12:
    *   Please expand the table you provided with your response to include (1) the date on which you received the cash for the shares you issued and (2) the date on which JMJ resold the securities you issued to it;
    *   Please tell us why you believe that exhibit 99.2 to the Form 8-K filed August 21, 2009 represents a "secured full recourse note" mentioned in your response

given that the collateral appears to be a yet-to-be-determined choice of
alternatives. Include in your response an explanation of what action you have
taken to perfect your security interest in the collateral and how that action
perfects your security interest under applicable law; cite all authority on which
you rely;

- Please tell us the authority on which you omit the terms marked
"Confidential" in exhibit 99.2 to the Form 8-K filed August 21, 2009;
- Provide us your complete analysis of the authority on which you rely to
determine when the holding period for the securities you issued to JMJ began;
- If the original maturity date of any "secured full recourse note" that you
received from JMJ or any other party has passed, please tell us whether you
received full payment of the amount due to you under the note.

Executive Compensation, page 26

11.   We note your response to prior comment 13. Please tell us why you believe that
you no longer need to disclose in Item 10 of your Form 10-K your management's
previous affiliation with PacketPort. See Regulation S-K Item 401(e)(2).

12.   We reissue comment 15 because the "Total" for Mr. Smiley in 2010 does not
represent the sum of the previous columns.

Additional Information, page 40

13.   Refer to prior comment 4. Please revise your disclosure to state clearly whether
you are incorporating by reference into this proxy statement the information you
mention in this section. Also provide us your analysis of whether the information
is required to be incorporated by reference per Item 13 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 if you have any questions.

    Sincerely,

    Russell Mancuso
    Branch Chief